Exhibit 12
                       E'TOWN CORPORATION AND SUBSIDIARIES
                  Computation of Ratio of Earnings to Fixed Charges
                             (In Thousands Except Ratios)



                                                   Year Ended December 31,
                                                 1998       1997        1996
EARNINGS:

Net Income                                    $ 22,330   $  19,260   $ 15,073
Federal income taxes                            12,226      10,895      8,361
Interest charges                                17,826      17,340     13,316
                                              --------------------------------
 Earnings available to cover fixed charges      52,382      47,495     36,750
                                              --------------------------------

FIXED CHARGES:
Interest on long-term debt                      16,217      14,807     13,800
Other interest                                   1,641       2,560      2,645
Amortization of debt discount - net                438         411        395
                                              --------------------------------
Total fixed charges                             18,296      17,778     16,840
                                              --------------------------------

Ratio of Earnings to Fixed Charges                2.86        2.67       2.18
                                              ================================





Earnings to Fixed Charges represents the sum of Net Income, Federal income taxes and Interest Charges (which is reduced by Capitalized interest), divided by Fixed Charges.
Fixed Charges consist of interest on long and short-term debt (which is not reduced by Capitalized Interest), and Amortization of debt discount.